

October 16, 2012

<u>Via E-Mail</u>
Malcolm Davidson
Chief Financial Officer
Coral Gold Resources Ltd.
570 Granville Street, Suite 900
Vancouver,
British Columbia V6C 3P1
Canada

> **Re: Coral Gold Resources Ltd.**
> **Form 20-F for the Fiscal Year Ended January 31, 2012**
> **Filed June 15, 2012**
> **File No. 0-15688**

Dear Mr. Davidson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended January 31, 2012

Independent Auditors' Report, page 66

1.   We note your independent auditors' report does not include the name and signature of the auditor. We also note the Emphasis of Matter paragraph in your independent auditors' report uses going concern language such as "may cast significant doubt" which is not consistent with paragraph 12 of AU Section 341, a PCAOB interim auditing standard . Please amend your Form 20-F to include a revised independent auditors' report to include the name and signature of your auditor pursuant to Rule 2-02 of Regulation S-X and going concern language that is consistent with paragraph 12 of AU Section 341.

Malcolm Davidson
Coral Gold Resources Ltd.
October 16, 2012
Page 2

Certifications, Exhibits 12.1 and 12.2

2.   We note your certifications include the titles of certifying individuals at the beginning of certifications. Please confirm to us that you will remove these titles in future filings as your certifications need to be in the exact format set forth in Instruction 12 to Instructions as to Exhibits Section of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Steve Lo at (202) 551- 3394 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining